SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of January, 2007

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release - COPA AIRLINES REPORTS A 90.26 PERCENT CUMULATIVE ON-TIME PERFORMANCE FOR 2006

Copa Airlines Reports a 90.26 Percent Cumulative On-time Performance for 2006

Copa’s On-time Performance Is Among the Best in the Airline Industry Worldwide

          PANAMA CITY, Jan. 17 /PRNewswire-FirstCall/ -- Copa Airlines, a subsidiary of Copa Holdings SA (NYSE: CPA), today reported a cumulative on-time performance of 90.26 percent for 2006, with an on-time performance of 88.67 percent for the fourth quarter of 2006.  In addition, the airline registered a flight-completion factor of 99.6 percent for the year, maintaining Copa’s ranking among the best in the aviation industry.

          “Our passengers have come to expect that when they travel on Copa Airlines, they will arrive at their destination on time,” said Pedro Heilbron, CEO of Copa Airlines.  “Our on-time performance, excellent connections and flight frequencies through the Hub of the Americas are resulting in more passengers making Copa their airline of choice.”

          The airline measures on-time performance utilizing international airline industry standards.

          Copa Airlines, a subsidiary of Copa Holdings, S.A. (NYSE: CPA), is one of the leading passenger airlines in Latin America. Operating from its strategic location at the Hub of the Americas in the Republic of Panama, Copa offers more than 110 daily flights to 36 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. Copa and Continental have a strategic alliance that includes joint participation in Continental’s award-winning frequent flyer program, OnePass. For more information, visit http://www.copaair.com. CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 01/17/2007
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO